Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

and Deemed Filed Pursuant To Rule 14(a)-12

of the Securities Exchange Act Of 1934, as amended

Filed By: Mercantile Bankshares Corporation

Subject Company: F&M Bancorp

Commission File No. 333-104793

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

The following is a quarterly dividend statement issued by Mercantile Bankshares Corporation on June 30, 2003.

Items of Interest to Shareholders

Statement of

Quarterly Dividend

June 2003

MERCANTILE BANKSHARES

CORPORATION

Dividend Rate Increased

June 30, 2003

Mercantile Bankshares Corporation has declared a quarterly cash dividend of $.33 per share. This represents a 10 percent increase over the per share dividend paid in the prior quarters and marks the 27th consecutive year of dividend increases.

Dividends on the common stock are payable to shareholders of record on June 23, 2003.

Dividends payable to shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan or the Employee Stock Purchase Plan are invested in Mercantile common stock, which is credited to each participant’s account. Shareholders not enrolled in either of these plans receive their dividends by check or by direct deposit to their accounts in financial institutions.

Remarks to Shareholders

Edward J. Kelly III, Chairman, President and Chief Executive Officer of Mercantile Bankshares Corporation, addressed shareholders at their annual meeting on April 30, 2003. He discussed the economy and its impact on the past year’s performance, then reviewed Mercantile’s recent merger and acquisition activity and commented on our prospects for the coming year. Mr. Kelly also used this occasion to pay tribute to H. Furlong Baldwin, who retired as Chairman on March 1. Here are remarks taken from his speech.

As you know, 2002 was a difficult year in many respects. We had a slow economy, the Fed cut interest rates again bringing them to 40 or 50-year lows, a huge amount of geopolitical uncertainty clearly contributed to a sluggish economy, and the securities markets were down for three successive years for the first time in 60 years.

Notwithstanding that, and as a tribute to the strength of this franchise and as a tribute to the strength of the contributions made by numerous people over the years, we reported our 27th consecutive year of increased earnings and our 26th consecutive year of increased dividends. We addressed the credit problems that emerged earlier in the year very aggressively and were able to sustain credit quality throughout the year and well into the first quarter.

The first quarter of 2003 was very good. Loans were up more than 6 percent, deposits were up more than 11 percent, earnings per share were up close to 8 percent. Credit quality held up. Nonper-forming assets were down. Our coverage ratios by virtually any measure were up, which positions us well going forward.

We also announced a number of acquisitions, two of them in the wealth management area. Boyd Watterson, which is an asset manager in Cleveland, adds substantially to our business. I think there are some very strong synergies there, both on the fixed-income front and with respect to business we do with clients. And we announced the acquisition of Peremel, which is an old Baltimore institution that has been here for many years, and we are delighted to be in partnership with them now. Most importantly, we also announced the acquisition of F&M Bancorp, a bank based in Frederick, which is the largest acquisition Mercantile has done in its history.

We believe this acquisition was important strategically. It was one of the largest banks remaining in Maryland, and it solidifies our position here, making us the second largest bank in the state by deposits. It’s a very good fit. It fits extremely well with us geographically in terms of its meshing with our existing affiliate network, and it gives us a very strong presence in Frederick and farther west in Maryland, where we had not been as strong as we are in other parts of the state.

I believe F&M presents an enormous growth opportunity. In addition to the cost savings that I think we will be able to realize, if we don’t grow that franchise and grow the bank as a whole and add to our own incremental growth rate by a point or two, then I think we will have failed in that regard. F&M, as you may have seen, reported stronger earnings than the market may have expected in the first quarter, which was an extremely encouraging sign. They were at $.66 a share versus $.60 based on Street expectations, and we hope that is a harbinger of things to come. The integration, which is a challenge, is going very well. We have announced senior management. We have in place a system to be sure that we are allocating existing assets and liabilities at F&M in an optimal way given our affiliate network, and so far I think there has been enormous cooperation on both sides.

The market, as you know, was initially skeptical about F&M. Our stock suffered somewhat right after the announcement. Since then it has come back, and I think it has come back for a couple of reasons. One is that whatever lingering doubts there may have been, given the economic environment, about Mercantile’s ability to post consistently strong earnings have been alleviated by virtue of the first quarter. But perhaps more importantly, I think the market is beginning to recognize the value of the F&M deal. As a result, as you may know, the stock has increased from its low by about 20 percent, and frankly, from normalized trading levels, probably 15 or 16 percent over the last few weeks.

Going into 2003 I think we are well-positioned. Irrespective of the environment, we’re going to focus on executing as well as we possibly can. That will extend to the F&M transaction, which many people regard as a test for us, and if we get it right my guess is that we will be rewarded and also afforded more latitude with respect to what we might do in the future. We’re going to be focused on generating as much value as we can for all concerned.

In closing, I have to note, and I know that many of you are aware of this, that Furlong Baldwin stepped down as Chairman in March. He made a huge contribution to this institution over the years. This is the first annual meeting over which he has not presided in a number of years that I will not mention out of respect for his continued vitality. I am humbled by being here in his place. We are all enormously grateful for what he has done.

There are two respects in which we would like to acknowledge the contribution that he has made. Baldy, if you could come up I would be grateful. The first is a gift from the board of directors. But most importantly, we have established a fund at the Baltimore Community Foundation. As many of you know, Mercantile, and Baldy in particular, were instrumental in forming the Community Foundation some 30 years ago. Baldy has served on the Board of Directors of the Foundation, and it has been an enormously important Baltimore institution. We have established a donor-advised fund, which is similar to the one we run for Mercantile as a whole. But Baldy will be the advisor of that fund and free to contribute to those causes which he holds dear, both here in Baltimore and elsewhere. It’s a very small token of the enormous debt that we owe him and reflective of our appreciation. Baldy, thank you very much.

ADDITIONAL INFORMATION ABOUT THE MBC-F&M MERGER AND WHERE TO FIND IT

On June 16, 2003, Mercantile filed an amendment to its registration statement with the SEC containing a preliminary proxy statement/prospectus regarding the Merger. Investors and security holders of F&M and Mercantile are urged to read the preliminary proxy statement/prospectus filed with the SEC on June 16, 2003, and the definitive proxy statement/prospectus, when it becomes available, and any other relevant materials filed by Mercantile or F&M with the SEC because they contain, or will contain, important information about F&M, Mercantile and the Merger. The definitive proxy statement/prospectus will be sent to the security holders of F&M seeking their approval of the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC on June 16, 2003, the definitive proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or Mercantile with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone: 888-694-4170 or from F&M’s Web site at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: 410-237-5900. Investors and security holders are urged to read the definitive proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

F&M and Faye E. Cannon, F&M’s President and Chief Executive Officer, and certain of F&M’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of F&M in favor of the Merger. A description of the interests of Ms. Cannon and F&M’s other executive officers and directors in F&M is set forth in the proxy statement for F&M’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2002. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Cannon and F&M’s other executive officers and directors in the Merger by reading the preliminary proxy statement/prospectus filed with the SEC on June 16, 2003, and the definitive proxy statement/prospectus when it becomes available.

CAUTIONARY STATEMENT

This document and Mercantile’s public documents filed with the SEC contain forward-looking statements within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief in this document and the underlying management assumptions. These “forward-looking statements” include words such as “believes,” “expects,” “anticipates,” “intends” and similar expressions. Forward-looking statements appear in the discussions of matters such as the benefits of the merger between F&M Bancorp and Mercantile, including future financial and operating results and cost saving enhancements to revenue that may be realized from the merger, and

Mercantile’s plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. These statements are based on the current expectations and assessments of the management of Mercantile and are subject to the factors included under the caption “Risk Factors” in Mercantile’s registration statement on Form S-4, as amended to date, filed with the SEC and other risks described in Mercantile’s Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC and other reports filed by Mercantile with the SEC under applicable law. Mercantile’s results ultimately may vary from the statements made in this document. The forward-looking statements are made as of the date of the applicable document and, except as required by applicable law, Mercantile assumes no obligation to update forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

Selected Performance Rankings

Mercantile Bankshares Corporation ranked among the nation’s 50 largest banking companies, based on December 31, 2002, total assets.

Data provided by SNL Financial LC, February 27, 2003.

Capital Strength                1st

(Average tangible equity/

Average tangible assets)

Efficiency Ratio                3rd

(Measures noninterest expense

per dollar of revenue)

Return on Assets                7th

(Net income/Average assets)

Overall Performance

IDC FINANCIAL PUBLISHING, INC.

Bank Financial Quarterly, April/May 2003

Data for quarter ended December 31, 2002.

IDC assigns numbers based on more than 35 key financial ratios that reflect characteristics such as financial strength, asset quality and profitability.

Scores range from 1 to 300.

Mercantile Bankshares

Corporation             300 “Superior”

MERCANTILE BANKSHARES

CORPORATION

Two Hopkins Plaza

P.O. Box 1477

Baltimore, Maryland 21203

410-237-5900

The Annapolis Banking

and Trust Company

Annapolis, Maryland

Baltimore Trust Company

Selbyville, Delaware

Bank of Southern Maryland

LaPlata, Maryland

Calvert Bank and Trust Company

Prince Frederick, Maryland

The Chestertown Bank of Maryland

Chestertown, Maryland

The Citizens National Bank

Laurel, Maryland

County Banking & Trust Company

Elkton, Maryland

Farmers & Merchants Bank—Eastern Shore

Onley, Virginia

The Fidelity Bank

Cumberland, Maryland

The First National Bank of St. Mary’s

Leonardtown, Maryland

The Forest Hill State Bank

Bel Air, Maryland

Fredericktown Bank & Trust Company

Frederick, Maryland

Marshall National Bank and Trust Company

Marshall, Virginia

Mercantile-Safe Deposit and Trust Company

Baltimore, Maryland

The National Bank of Fredericksburg

Fredericksburg, Virginia

Peninsula Bank

Princess Anne, Maryland

The Peoples Bank of Maryland

Denton, Maryland

Potomac Valley Bank

Gaithersburg, Maryland

St. Michaels Bank

St. Michaels, Maryland

Westminster Union Bank

Westminster, Maryland

Mercantile Mortgage Corporation

Baltimore, Maryland

Affiliate banks are members of the Federal Deposit

Insurance Corporation.

We hope you enjoy ITEMS OF INTEREST.

Please address your questions or comments to:

Mercantile Bankshares Corporation

Corporate Communications

P.O. Box 1477, Baltimore, MD 21203

410-237-5971

corporatecommo.info@mercantile.net

Visit our Web site at www.mercantile.com